UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Index Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 13 of 19

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on November 30, 2020, as amended by Amendment No. 1 dated October 13, 2022 and relates to the Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), of China Index Holdings Limited (the “Company”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street; Fengtai District, Beijing 100070, The People’s Republic of China. Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “CIH.” The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

On November 25, 2022, each of Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited entered into a deed of adherence to the Consortium Agreement (as defined in Item 4 below) to join as a Consortium Member (as defined in Item 4 below) and additional rollover shareholder, and intends to finance the Proposed Transaction (as defined in Item 4 below) with additional equity capital in the form of rollover equity in the Company.

Item 4. Purpose of Transaction

Item 4 is amended and replaced with the following:

The Reporting Persons acquired the ADSs reported herein for investment purposes. The Reporting Persons expect that they will, from time to time, review their investment position in the ADSs or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the ADSs or the Class A Ordinary Shares. The Reporting Persons may, from time to time, and subject to the agreement disclosed in this Item 4 and Item 6 below, make additional purchases of ADSs or Class A Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the ADSs or the Class A Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide, subject to the agreement disclosed in this Item 4 and Item 6 below, to hold or dispose of all or part of their investments in the ADSs or Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the ADSs or Class A Ordinary Shares.

On November 30, 2020, GASF delivered a preliminary non-binding proposal letter (the “Proposal”) to the Company expressing its interest in acquiring all of the outstanding ordinary shares of the Company, including Class A Ordinary Shares represented by ADSs, for US$2.32 in cash per Class A Ordinary Share, Class B ordinary share, par value US$0.001 per share (each, a “Class B Ordinary Share”), and ADS (other than those ADSs and ordinary shares already beneficially owned by the Reporting Persons). A copy of the Proposal is attached hereto as Exhibit 99.2, and incorporated by reference herein in its entirety.

On October 12, 2022 the Reporting Persons, Fang Holdings Limited (the “Lead Investor”), Tianquan Mo (“Mr. Mo”), ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Ateefa Limited, Deanhale Limited, Open Land Holdings Limited (each of such companies, a “Mr. Mo’s Affiliate”, and collectively, “Mr. Mo’s Affiliates”), True Knight Limited (“True Knight”) and Digital Link Investments Limited (“Digital Link”) (collectively, the “Consortium Members”), entered into a

CUSIP No. 16954W101	SCHEDULE 13D	Page 14 of 19

Consortium Agreement (the “Consortium Agreement”). The Consortium Agreement provides, among other things, for (i) cooperation in negotiation with the Issuer with respect to the proposed transaction (the “Proposed Transaction”) (as defined below); (ii) cooperation in engaging advisors; and (iii) cooperation in preparing, negotiating and finalizing definitive documentation in connection with the Proposed Transaction. During the period continuing for twelve months after signing of the Consortium Agreement, subject to extension or early termination on the occurrence of certain termination events, each Consortium Member has agreed to work exclusively with the other Consortium Members with respect to the Proposed Transaction (including to vote all of its Shares, or cause all of its Shares to be voted, against any competing transaction and in favor of the Proposed Transaction at shareholders’ meetings) and not to (a) make a competing proposal or (b) acquire or dispose of any securities of the Company. A copy of the Consortium Agreement is attached hereto as Exhibit 99.3, and incorporated by reference herein in its entirety.

On October 13, 2022 the Consortium Members submitted a non-binding proposal (the “Updated Proposal”) to the Company’s board of directors expressing their interest in participating in the transaction initially proposed by the Lead Investor in the preliminary non-binding proposal letter dated August 23, 2022 (which is included as Exhibit 99.1 of the Form 6-K filed by the Company on August 23, 2022), to acquire all of the outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs) not beneficially owned by the Consortium Members in a going-private transaction at a purchase price of US$0.84 per share or ADS. The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members. Neither the Company nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation. A copy of the Updated Proposal is attached hereto as Exhibit 99.4, and incorporated by reference herein in its entirety.

On November 25, 2022, each of Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (collectively, the “Evenstar Persons”) entered into a deed of adherence to the Consortium Agreement and became a Consortium Member. Copies of the deeds of adhered are attached hereto as Exhibit 99.5 and Exhibit 99.6, and incorporated by reference herein in their entirety.

If the Proposed Transaction is effected, the Company’s ADSs will be delisted from NASDAQ and the Company’s obligation to file periodic reports under the Exchange Act will terminate. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The percentages used herein are calculated based upon 66,788,662 Class A Ordinary Shares issued and outstanding as of June 30, 2022, as reported in the Company’s Announcement of Third Quarter 2022 Unaudited Financial Results, filed as an exhibit to Form 6-K with the U.S. Securities and Exchange Commission on August 18, 2022.

By virtue of the fact that (i) GAS Interholdco owns a majority of GASF’s voting shares, (ii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iii) GAP (Bermuda) L.P. is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (iv) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (v) the members of the Management Committee control the investment decisions of GAP (Bermuda) L.P. and GA LP, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GASF. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 10,122,769 ADSs, representing 10,122,769 Class A Ordinary Shares, calculated on the basis of the number of Class

CUSIP No. 16954W101	SCHEDULE 13D	Page 15 of 19

A Ordinary Shares that may be acquired by the Reporting Persons within 60 days, or approximately 15.2% of the Company’s issued and outstanding Class A Ordinary Shares.

As a result of the Consortium Agreement and the deeds of adherence, the Reporting Persons may be deemed to be members of a “group” with other Consortium Members that own Class A Ordinary Shares or Class B Ordinary Shares pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other reporting person(s) or other Consortium Members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares or any Class B Ordinary Shares that are beneficially owned by any other reporting person(s) or other Consortium Members. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other Consortium Members.

Based on the Amendment No. 7 to Schedule 13D as jointly filed by the Lead Sponsor, Mr. Mo, Mr. Mo’s Affiliates, True Knight Limited, Digital Link Investments Limited, and certain of their affiliates named therein on November 25, 2022, and on Amendment No. 2 to the Schedule 13D filed by the Evenstar Persons on November 25, 2022,  the  Consortium Members may be deemed to beneficially own in the aggregate 55,052,139 Class A Ordinary Shares and  25,391,206 Class B Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares issuable upon the exercise of options or vesting of restricted Class A Ordinary Shares within 60 days following November 25, 2022), which represents approximately 82.4% of the total number of outstanding Class A Ordinary Shares calculated in accordance with Rule 13d-3(d)(1)(i). Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. The Consortium Members may therefore be deemed to beneficially own the ordinary shares representing approximately 95.4% of the total voting power of the Company.

(a)	Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 10,122,769 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(b)	To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(c)	No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ADSs held of record by GASF as well as such other action taken on behalf of the Reporting Persons with respect to the ADSs held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on the date hereof (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

CUSIP No. 16954W101	SCHEDULE 13D	Page 16 of 19

On November 30, 2020, GASF delivered to the Company the Proposal described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.2.

On October 12, 2022, GASF and the other Consortium Members entered into the Consortium Agreement described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.3.

On October 13, 2022, GASF and the other Consortium Members delivered to the Company the Updated Proposal described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.4.

On November 25, 2022, the Evenstar Persons entered into the deeds of adherence to the Consortium Agreement described in Items 3 and 4 of this Statement, and which are attached hereto as Exhibit 99.5 and Exhibit 99.6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act
99.2	Proposal, dated November 30, 2020 (previously filed)
99.3	Consortium Agreement, dated October 12, 2022 (previously filed)
99.4	Updated Proposal, dated October 13, 2022 (incorporated by reference to Exhibit A to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on October 13, 2022)
99.5	Deed of Adherence executed by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, dated November 25, 2022
99.6	Deed of Adherence executed by Evenstar Special Situations Limited, dated November 25, 2022

CUSIP No. 16954W101	SCHEDULE 13D	Page 17 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13D	Page 18 of 19

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13D	Page 19 of 19

GAP COINVESTMENTS V, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic, L.P., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee
(as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704 – 5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Director of General Atlantic Singapore Fund Management Pte. Ltd.
Izkandar Bloy	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Director of General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC